FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT MARCH 31, 2006 & 2005

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2006 & 2005

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM JANUARY 01 TO MARCH 31, 2006 & 2005

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO MARCH 31, 2006 & 2005

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT MARCH 31, 2006 & 2005

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	247,237,137	100	285,734,361	100

s02	CURRENT ASSETS	47,812,396	19	79,438,074	28
s03	CASH AND SHORT-TERM INVESTMENTS	13,304,285	5	32,537,713	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	24,407,568	10	24,589,541	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	7,027,316	3	11,273,882	4
s06	INVENTORIES	1,170,069	0	1,228,277	0
s07	OTHER CURRENT ASSETS	1,903,158	1	9,808,661	3
s08	LONG - TERM	1,052,305	0	464,570	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,045,319	0	227,357	0
s11	OTHER INVESTMENTS	6,986	0	237,213	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	153,364,634	62	159,557,284	56
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	446,201,279	180	442,953,956	155
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	301,707,215	122	288,629,127	101
s17	CONSTRUCTIONS IN PROGRESS	8,870,570	4	5,232,455	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	14,652,396	6	11,478,977	4
s19	OTHER ASSETS	30,355,406	12	34,795,456	12

s20	TOTAL LIABILITIES	132,000,807	100	168,821,874	100

s21	CURRENT LIABILITIES	34,764,818	26	63,028,166	37
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	4,190,176	3	12,452,444	7
s24	STOCK MARKET LOANS	1,650,000	1	14,485,411	9
s25	TAXES PAYABLE	1,116,603	1	7,031,742	4
s26	OTHER CURRENT LIABILITIES	27,808,039	21	29,058,569	17
s27	LONG - TERM LIABILITIES	80,088,493	61	84,995,103	50
s28	BANK LOANS	40,523,243	31	44,714,983	26
s29	STOCK MARKET LOANS	39,565,250	30	40,280,120	24
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	17,147,496	13	20,798,605	12

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	115,236,330	100	116,912,487	100

s34	MINORITY INTEREST	11,283,104	10	14,650,800	13
s35	MAJORITY INTEREST	103,953,226	90	102,261,687	87
s36	CONTRIBUTED CAPITAL	46,830,905	41	48,459,282	41
s79	CAPITAL STOCK (NOMINAL)	27,272,373	24	28,900,750	25
s39	PREMIUM ON SALES OF SHARES	19,558,532	17	19,558,532	17
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	57,122,321	50	53,802,405	46
s42	RETAINED EARNINGS AND CAPITAL RESERVE	125,029,500	108	119,261,477	102
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(67,907,179)	(59)	(65,459,072)	(56)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	13,304,285	100	32,537,713	100
s46	CASH	2,309,064	17	2,169,315	7
s47	SHORT-TERM INVESTMENTS	10,995,221	83	30,368,398	93

s07	OTHER CURRENT ASSETS	1,903,158	100	9,808,661	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	103,688	5	7,991,442	81
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	1,799,470	95	1,817,219	19

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	14,652,396	100	11,478,977	100
s48	AMORTIZED OR REDEEMED EXPENSES	5,326,507	36	3,458,128	30
s49	GOODWILL	9,325,889	64	8,020,849	70
s51	OTHERS	0	0	0	0

s19	OTHER ASSETS	30,355,406	100	34,795,456	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	21,975,807	72	26,455,272	76
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,156,302	20	5,876,143	17
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,223,297	7	2,464,041	7

s21	CURRENT LIABILITIES	34,764,818	100	63,028,166	100
s52	FOREIGN CURRENCY LIABILITIES	3,390,176	10	26,082,176	41
s53	MEXICAN PESOS LIABILITIES	31,374,642	90	36,945,990	59

s26	OTHER CURRENT LIABITIES	27,808,039	100	29,058,569	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	27,808,039	100	29,058,569	100

s27	LONG-TERM LIABILITIES	80,088,493	100	84,995,103	100
s59	FOREIGN CURRENCY LIABILITIES	70,138,493	88	77,400,943	91
s60	MEXICAN PESOS LIABILITIES	9,950,000	12	7,594,160	9

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	17,147,496	100	20,798,605	100
s66	DEFERRED TAXES	14,964,819	87	18,950,953	91
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,182,677	13	1,847,652	9
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	27,272,373	100	28,900,750	100
s37	CAPITAL STOCK (NOMINAL)	268,078	1	268,078	1
s38	RESTATEMENT OF CAPITAL STOCK	27,004,295	99	28,632,672	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	125,029,500	100	119,261,477	100
s93	LEGAL RESERVE	19,722,348	16	18,792,647	16
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	97,714,048	78	93,738,731	79
s45	NET INCOME FOR THE YEAR	7,593,104	6	6,730,099	6

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(67,907,179)	100	(65,459,072)	100.00
s70	ACCUMULATED MONETARY RESULT	(14,176,332)	21	(14,176,332)	22
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(58,734,379)	86	(57,729,640)	88
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	3,538,561	(5)	5,313,359	(8)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	209,786	0	835,955	(1)
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	1,255,185	(2)	297,586	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	13,047,578	16,409,908
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	118	120
s75	EMPLOYEES (*)	24,151	23,556
s76	WORKERS (*)	51,257	51,766
s77	OUTSTANDING SHARES (*)	21,446,265,270	23,311,445,750
s78	REPURCHASE OF OWN SHARER(*)	598,817,000	317,458,560
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0

'(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	41,555,513	100	41,725,673	100
r02	COST OF SALES AND SERVICES	21,730,035	52	22,408,442	54
r03	GROSS INCOME	19,825,478	48	19,317,231	46
r04	OPERATING EXPENSES	7,026,177	17	6,775,452	16
r05	OPERATING INCOME	12,799,301	31	12,541,779	30
r06	COMPREHENSIVE FINANCING COST	984,235	2	1,007,689	2
r07	INCOME AFTER COMPREHENSIVE FINANCING COST	11,815,066	28	11,534,090	28
r08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	11,815,066	28	11,534,090	28
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,980,935	10	4,565,459	11
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	7,834,131	19	6,968,631	17
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	61,676	0	(20,632)	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	7,895,807	19	6,947,999	17
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,895,807	19	6,947,999	17
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
r18	NET INCOME	7,895,807	19	6,947,999	17
r19	NET INCOME OF MINORITY INTEREST	302,703	1	217,900	1
r20	NET INCOME OF MAYORITY INTEREST	7,593,104	18	6,730,099	16

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	41,555,513	100	41,725,673	100
r21	DOMESTIC	29,479,892	71	31,157,235	75
r22	FOREIGN	12,075,621	29	10,568,438	25
r23	TRANSLATION INTO DOLLARS (***)	1,102,696	3	874,851	2

r06	COMPREHENSIVE FINANCING COST	984,235	100	1,007,689	100
r24	INTEREST EXPENSE	1,313,377	133	1,674,926	166
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	564,838	57	814,719	81
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	835,149	85	660,191	66
r28	RESULT FROM MONETARY POSITION	(599,453)	(61)	(512,709)	(51)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,980,935	100	4,565,459	100
r32	INCOME TAX	4,018,548	101	4,454,918	98
r33	DEFERRED INCOME TAX	(826,175)	(21)	(999,241)	(22)
r34	EMPLOYEE PROFIT SHARING	788,562	20	1,109,782	24
r35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	41,555,513	41,725,673
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	167,813,040	159,930,895
r39	OPERATING INCOME (**)	56,222,671	48,680,665
r40	NET INCOME OF MAJORITY INTEREST (**)	29,913,631	30,221,753
r41	NET INCOME (**)	30,842,661	30,804,056
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	5,459,677	6,251,428

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM JANUARY 01 TO MARCH 31, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	41,555,513	100	41,725,673	100
rt02	COST OF SALES AND SERVICES	21,730,035	52	22,408,442	54
rt03	GROSS INCOME	19,825,478	48	19,317,231	46
rt04	OPERATING EXPENSES	7,026,177	17	6,775,452	16
rt05	OPERATING INCOME	12,799,301	31	12,541,779	30
rt06	COMPREHENSIVE FINANCING COST	984,235	2	1,007,689	2
rt07	INCOME AFTER COMPREHENSIVE FINANCING COST	11,815,066	28	11,534,090	28
rt08	OTHER EXPENSES AND INCOMES (NET)	0	0	0	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	11,815,066	28	11,534,090	28
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,980,935	10	4,565,459	11
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	7,834,131	19	6,968,631	17
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	61,676	0	(20,632)	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	7,895,807	19	6,947,999	17
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	7,895,807	19	6,947,999	17
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
rt18	NET INCOME	7,895,807	19	6,947,999	17
rt19	NET INCOME OF MINORITY INTEREST	302,703	1	217,900	1
rt20	NET INCOME OF MAYORITY INTEREST	7,593,104	18	6,730,099	16

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	41,555,513	100	41,725,673	100
rt21	DOMESTIC	29,479,892	71	31,157,235	75
rt22	FOREIGN	12,075,621	29	10,568,438	25
rt23	TRANSLATION INTO DOLLARS (***)	1,102,696	3	874,851	2

rt06	COMPREHENSIVE FINANCING COST	984,235	100	1,007,689	100
rt24	INTEREST EXPENSE	1,313,377	133	1,674,926	166
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	564,838	57	814,719	81
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	835,149	85	660,191	66
rt28	RESULT FROM MONETARY POSITION	(599,453)	(61)	(512,709)	(51)

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	3,980,935	100	4,565,459	100
rt32	INCOME TAX	4,018,548	101	4,454,918	98
rt33	DEFERRED INCOME TAX	(826,175)	(21)	(999,241)	(22)
rt34	EMPLOYEE PROFIT SHARING	788,562	20	1,109,782	24
rt35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

(***) THOUSAND DOLLARS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,459,677	6,251,428

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO MARCH 31, 2006 & 2005 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME	7,895,807	6,947,999
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	5,294,834	5,851,189
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	13,190,641	12,799,188
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(3,995,420)	(3,504,888)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	9,195,221	9,294,300
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(5,885,038)	14,921,900
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(9,494,967)	(6,002,671)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	(15,380,005)	8,919,229
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(3,940,177)	(7,761,608)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(10,124,961)	10,451,921
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	23,429,246	22,085,792
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	13,304,285	32,537,713

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	5,294,834	5,851,189
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	6,023,076	6,829,797
c41	+(-) OTHER ITEMS	(728,242)	(978,608)

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(3,995,420)	(3,504,888)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(302,164)	1,458,848
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	(358,253)	232,156
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	(1,361,880)	(3,075,707)
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,973,123)	(2,120,185)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(5,885,038)	14,921,900
c23	+ BANK FNANCING	4,671,531	22,036,664
c24	+ STOCK MARKET FINANCING	128,023	32,845
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	951,484	0
c27	(-) BANK FINANCING AMORTIZATION	(11,550,385)	(6,278,494)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(85,691)	(159,255)
c29	(-) OTHER FINANCING AMORTIZATION	0	(709,860)
c42	+ (-) OTHER ITEMS	0	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(9,494,967)	(6,002,671)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(522,414)	(316,906)
c31	(-) DIVIDENDS PAID	(2,045,959)	(2,123,255)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(6,926,594)	(3,562,510)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	(3,940,177)	(7,761,608)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(650,993)	(4,024,208)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(3,597,141)	(3,255,930)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	307,957	(481,470)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.39		$1.30
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.39		$1.30
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d06	EFFECT OF EXTRAORDINARY INCOME ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d07	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON INCOME FROM CONTINOUS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$4.85		$4.39
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.10		$0.09
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	2.54	times	2.28	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	8.86	times	7.69	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	19.00%		16.65%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	28.77%		29.55%
p03	NET INCOME TO TOTAL ASSETS ( **)	12.47%		10.78%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	7.04%		7.40%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.59%		7.37%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.67	times	0.55	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.09	times	1.0	times
p08	INVENTORIES ROTATION (**)	79.84	times	54.00	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45.96	days	46.12	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	0.09%		6.62%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	53.39%		59.08%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.14	times	1.44	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	55.70%		61.29%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	52.22%		53.26%
p15	OPERATING INCOME TO INTEREST PAID	9.74	times	7.48	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.27	times	0.94	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.37	times	1.26	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.34	times	1.24	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.36	times	0.47	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	38.26%		51.62%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	31.74%		30.67%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	-9.61%		-8.39%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	7.00	times	5.54	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	38.26%		167.30%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	61.73%		-67.30%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	91.29%		41.94%

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Highlights

4.5 billion pesos Senior Notes: In January 2006, in financial markets outside of Mexico, TELMEX sold 4.5 billion pesos of 8.75% Senior Notes due 2016.

Shareholders' Meetings: On March 8, the Board of Directors resolved to: (i) call for the Ordinary Shareholders' Meeting to be held on March 30, 2006, to submit a proposal to increase by 15 billion Mexican pesos the funds to purchase the company's own shares; (ii) call for the Special Shareholders' Meeting to be held on April 27, 2006, in order to discuss the designation of Board Members to be appointed by holders of Series "L" Shares; and (iii) call for the Annual Shareholders' Meeting to be held on April 27, 2006, in order to discuss, among other matters, the approval of the Board of Directors report and financial statements for fiscal year 2005; the ratification of the activities of the Board of Directors; the designation or ratification, as the case may be, of the members of the Board of Directors, and to submit the proposal to declare a cash dividend of $0.41 Mexican pesos per outstanding share in four equal payments of $0.1025 Mexican pesos per share from the net tax profit account. The proposed dividend payments are to be made in Mexico on June 22, 2006, September 21, 2006, December 21, 2006, and March 22, 2007.

Increase of funds to purchase the company's own shares: On March 30, 2006, The Ordinary Shareholders' Meeting resolved to increase the amount of funds that can be allocated to purchase the company's own shares by 15 billion pesos. At that date, the balance was approximately 15,215 million pesos.

Acquisition of equity interest in CANTV: On April 3, 2006, TELMEX and América Móvil announced that through an equally owned joint venture they entered into an agreement with Verizon Communications, Inc. ("Verizon") to acquire Verizon's equity interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) for an aggregate purchase price of US$676.6 million in cash. The purchase price represents US$3.01 per ordinary CANTV share held by Verizon (or $21.10 per CANTV American Depositary Share held by Verizon. The joint venture will acquire Verizon's equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all the CANTV ordinary shares and American Depositary Shares owned by Verizon. Verizon's equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. The purchase is subject to regulatory approvals and other conditions.

Consolidated Income Statements

Revenues: In the first quarter, revenues from Teléfonos de México and its subsidiaries in Mexico and Latin America totaled 41,555 million pesos, 0.4% lower than the same period of 2005. The decrease was mainly due to lower revenues from calling party pays, measured service and international long distance. Of total consolidated revenues, voice revenues represented 76.9% and data transmission revenues represented 19.1%.

Costs and expenses: Costs and expenses in the first quarter totaled 28,756 million pesos, 1.5% lower than the same period of the previous year, mainly due to the decrease of interconnection costs as a result of the 10% reduction in the calling party pays rate and lower costs related to depreciation and amortization, international settlement, and prepaid cards.

EBITDA (1) and operating income: EBITDA (1) totaled 18,822 million pesos in the first quarter, a decrease of 2.8% compared with the same period of 2005. The EBITDA margin was 45.3%, 1.1 percentage point lower than the first quarter of 2005. Operating income totaled 12,799 million pesos, 2% higher than the first quarter of 2005. The operating margin was 30.8%, 0.7 percentage point higher than the operating margin in the first quarter of the previous year.

Comprehensive financing cost: Comprehensive financing cost was 984 million pesos in the quarter compared with 1,008 million pesos in the first quarter of 2005. This result was due to: (i) a decrease of 13% in net interest because of a lower cost of debt, (ii) a higher exchange loss from the impact of the first-quarter's exchange rate variation of 0.24 pesos per dollar; partially offset by the gain that hedges produced; and (iii) a gain in the monetary position of 599 million pesos during the quarter.

Majority net income: Majority net income totaled 7,593 million pesos in the first quarter, 12.8% higher than the same period of the previous year due to lower comprehensive financing cost and its effect on taxes. Earnings per share in the first quarter, based on the number of shares outstanding at March 31, 2006 (21,446,265,270 shares) was 0.35 pesos per share compared with 0.29 pesos per share in the same period of 2005 and earnings per ADR were 0.65 dollars compared with 0.48 dollars in last year's first quarter.

Investments: In the first quarter, consolidated investment was the equivalent of 318 million dollars, of which 76.1% was used for growth and modernization projects, 11.7% for operational support projects, 8.7% for operational needs and for 3.5% social telephony

Repurchase of shares: During the quarter, the company used 7,449 million pesos to repurchase 598,817,000 of its own shares.

Debt: Gross total debt at March 31 was the equivalent of 7.847 billion dollars, a reduction of 645 million dollars compared with the fourth quarter of 2005. Of total gross debt, 6.8% is short-term, 84.9% is in foreign currency that is fully hedged for the amount of 6.909 billion dollars of which 92.9% is related to hedges of dollars to pesos and the rest to hedges of dollars to reais. Also, 47.5% of gross total debt carries a fixed rate and by adding interest rate swaps for 15,900 million pesos at March 31, 2006 the percentage increases to 66%.

At March 31, 2006, the company's consolidated net debt (3) increased the equivalent of 302 million dollars during the quarter to a total of 6.622 billion dollars.

MEXICO Operating Results

Fixed lines in service

From January to March, 276 thousand fixed lines were added, reflecting 444 thousand connections and 168 thousand disconnections, bringing the total to 18 million 650 thousand fixed lines in service, an annual increase of 6.4%. It is important to mention that of total fixed residential lines in service that pay monthly rent, 58.4% of these lines do not make more than 100 calls that are included in the monthly rent. Additionally, we have 1.9 million prepaid lines that do not have fixed monthly rent and only pay for the calls they make.

Local traffic

During the quarter, 6,653 million local calls were made, an increase of 0.2% compared with the first quarter of the previous year. The low growth in local calls was primarily due to intense competition from local and cellular operators.

Long distance traffic

In the first quarter, domestic long distance traffic rose to 4,374 million minutes, an increase of 1.8% compared with the same period of last year. International long distance outgoing minutes in the quarter totaled 467 million, an increase of 7% compared with the same period of the previous year. In the first quarter, incoming international long distance minutes totaled 1,650 million, an increase of 33%. The incoming-outgoing ratio was 3.5 in the first quarter and 2.8 in the same period of 2005.

Interconnection

Interconnection traffic totaled 9,015 million minutes in the quarter, 7.7% more than in the same period of the previous year. In the first quarter, calling party pays traffic increased 2.3% from a year ago. In the first quarter, traffic originated by the cellular system and terminated on TELMEX's network increased 7.4% compared with the same period of the previous year. Interconnection traffic generated by local and long distance operators increased 9.4%.

Corporate networks

From January to March billed line equivalents* in the corporate data transmission market increased 31.8% compared with the same quarter of 2005, reaching 2.1 million billed line equivalents.

*Billed line equivalents of 64 Kbps.

Internet

In the first quarter, high speed Prodigy Infinitum service (ADSL) totaled 1 million 213 thousand customers, 82.4% higher than the same period of 2005. During the first quarter, 180 thousand Infinitum accounts were added. Total Internet access accounts including Prodigy Infinitum and dial-up were 2 million 237 thousand in the quarter, 20.6% higher than the first quarter of 2005.

.

Mexico Financial Results

Revenues: In the first quarter, revenues from operations in Mexico totaled 30,298 million pesos, 2.3% lower than the same period of the previous year, mainly due to lower calling party pays and local revenues.

  Local: Local revenues totaled 13,736 million pesos, an annual decrease of 2.8% due to the decline in the average price of measured service of 6% in real terms, which was not offset by the increase in fixed lines.

  DLD: DLD revenues were 4,304 million pesos, a decrease of 0.8% compared with the same period of 2005, reflecting a decrease of 2.2% in average price per minute in real terms offset by DLD traffic growth of 1.8%.

  ILD: ILD revenues decreased 1.4% in the quarter compared with the same period of 2005, totaling 2,481 million pesos. ILD revenues from incoming traffic were 1,586 million pesos, 4.9% lower than the same period of 2005. The decline in the average price of 11.2% in real terms was not offset by ILD traffic growth of 7%. International settlement revenues totaled 894 million pesos, an increase of 5.3% compared with the first quarter of the previous year.

  Interconnection: Interconnection revenues in the first quarter were 3,891 million pesos, a decrease of 13.6%. Since January, the calling party pays rate decreased 10% to 2.03 pesos per minute, 76% of which goes to the cellular companies. Additionally, the interconnection rate for long distance operators decreased 12.6% in peso terms in part because of the exchange rate.

  Corporate networks: Revenues from services related to data transmission through private and managed networks totaled 2,584 million pesos in the first quarter, an increase of 2.7% due to more billed line equivalents in service compared with the first quarter of the previous year.

  Internet: Revenues from services related to the Internet platform rose 12.1% in the first quarter to 2,155 million pesos due to the increase in the number of Prodigy Infinitum (ADSL) customers.

Costs and expenses: In the first quarter, total costs and expenses from the operations in Mexico were 18,965 million pesos, a decrease of 3.5% compared with the same period of the previous year. This decrease was due to lower cost of sales and services, lower interconnection costs related to the calling party pays rate, and lower depreciation and amortization charges.

  Cost of sales and services: In the first quarter, cost of sales and services totaled 6,975 million pesos, a decrease of 0.1% resulting from efforts directed at improving operations and use of resources, which have reduced costs related to materials and international settlement. Excluding the change in accounting policy for PC's sold in 2005, these costs would have decreased 1.7%

  Commercial, administrative and general: Commercial, administrative and general expenses increased 3.3% to 4,642 million pesos in the first quarter due to higher advertising and systems expenses.

  Transport and interconnection: In the first quarter, transport and interconnection costs totaled 2,811 million pesos, a decrease of 9.1% due to the reduction of the calling party pays rate, the main component of this item.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 10.9% to 4,537 million pesos due to a lower level of assets to be depreciated and less impact from restatement of the value of fixed assets.

EBITDA (1) and operating income: EBITDA (1) totaled 15,870 million pesos in the first quarter, a decrease of 3.6%. The EBITDA margin was 52.4%; a decrease of 0.6 percentage point compared with the first quarter of 2005. Operating income totaled 11,333 million pesos, 0.3% lower than the first quarter of 2005, and the operating margin was 37.4%, 0.8 percentage point higher than the first quarter of 2005.

Investments: In Mexico total investments were 136 million dollars, of which 71.8% was used for growth and modernization projects, 18% for operational support projects, 8.1% for social telephony and 2.1% for operating needs.

Debt: In the first quarter, gross total debt was the equivalent of 7.107 billion dollars, a decrease of 693 million dollars. Of total gross debt, 5.5% is short-term, 84.1% is in foreign currency that is fully hedged, and 47% carries a fixed rate (67.4% considering interest rate swaps).

At March 31, 2006 net debt (3) in Mexico increased the equivalent of 256 million dollars during the quarter to a total of 6.162 billion dollars.

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin American subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Brazil

In the first quarter, revenues totaled 2,037 million reais, an increase of 5.2% compared with the same period of the previous year. Costs and expenses in the quarter increased 3%, totaling 1,792 million reais. During the quarter, Embratel signed a commercial agreement with Net Serviços de Comunicação to offer voice, data and video services in one package. This service was launched March 21 and by March 31 had sold 6,500 packages. Embratel also increased its corporate data customer base, reaching 1.8 million 64 Kbps billed line equivalents. The increase in total costs and expenses was mainly due to an increase in charges related to FUST (Telecommunications Service Universal Fund), to the revised service concession, and to increased maintenance and equipment costs (handsets) generated by higher local service sales, partially offset by decreased interconnection costs mainly from the reduction of local access rates (TU-RL). Operating income and EBITDA (1) totaled 241 and 528 million reais, respectively, with annual increases of 23% and 11.1%, respectively. The operating margin was 11.8% and the EBITDA margin was 25.9%.

Chile

In the first quarter, revenues from the operations in Chile totaled 16,418 million Chilean pesos, 2.1% higher than the previous year. The voice business, representing 67.4% of total revenues, benefited from higher local traffic levels. Costs and expenses totaled 15,613 million Chilean pesos, 0.2% higher than the first quarter of last year. Transport and interconnection decreased 0.7%, and cost of sales and services increased 4.9%. Operating income reached 805 million Chilean pesos compared with 496 million Chilean pesos in the same quarter of 2005. The operating margin was 4.9% in the first quarter of 2006 compared with an operating margin of 3.1% in the same period of 2005. EBITDA (1) in the quarter was 3,426 million Chilean pesos compared with 3,138 million Chilean pesos in the same period of 2005 with margins of 20.9% and 19.5%, respectively.

Argentina

In the first quarter, revenues from the operations in Argentina totaled 83 million Argentinean pesos, 25.1% higher than the same period of 2005. Operating costs and expenses increased 40% and totaled 88 million Argentinean pesos in the first quarter due to higher transport and interconnection cost, depreciation, and advertising expenses. In the quarter, EBITDA (1) totaled 7 million Argentinean pesos, compared with 11 million Argentinean pesos in the same period of 2005. The EBITDA margin for the quarter was 8% compared with 17% in last year's first quarter.

Colombia

Revenues from these operations during the first quarter totaled 42,068 million Colombian pesos, 86.6% higher than the same period of 2005 mainly due to the addition of several corporate customers. Costs and expenses increased 46.5%, totaling 28,876 million Colombian pesos. Depreciation increased 35.7% in the quarter due to more acquisition of telecommunications equipment. In the quarter, operating income and EBITDA (1) totaled 13,192 and 20,469 million Colombian pesos, respectively, with margins of 31.4% and 48.7%, respectively.

Peru

In the first quarter, revenues from operations in Peru totaled 51 million New Soles, 16% higher than the same period of the previous year. The voice business, which represented 64.1% of total revenues, increased 13.2% due to growth in local traffic, mainly from the increase in digital trunks serving the corporate market. Costs and expenses in the quarter increased 10.8% because depreciation increased 13.3%. Operating income for the quarter totaled 1.5 million New Soles compared with an operating loss of 0.7 million New Soles in the same period of 2005. The operating margin for the quarter was 3%. EBITDA (1) totaled 14 million New Soles in the first quarter, producing a margin of 28.3% compared with EBITDA (1) of 11 million New Soles and a margin of 24.3% in the first quarter of last year.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the first quarter of 2006 and 2005.

Mexico Local Service Business
Income Statements
[ millions of Mexican constant pesos as of March, 2006 ]
					%
		1Q 2006		1Q 2005	Inc.
Revenues
Access, rent and measured service	Ps.	13,632	Ps.	14,117	(3.4)
LADA interconnection		1,036		1,062	(2.4)
Interconnection with operators		342		453	(24.5)
Interconnection with cellular		3,514		4,048	(13.2)
Other		2,165		2,153	0.6
Total		20,689		21,833	(5.2)

Costs and expenses
Cost of sales and services		4,817		5,188	(7.2)
Commercial, administrative and general		4,062		3,799	6.9
Interconnection		2,679		3,032	(11.6)
Depreciation and amortization		3,015		3,389	(11.0)
Total		14,573		15,408	(5.4)

Operating income	Ps.	6,116	Ps.	6,425	(4.8)

EBITDA (1)	Ps.	9,131	Ps.	9,814	(7.0)

EBITDA margin (%)		44.1		45.0	(0.9)
Operating margin (%)		29.6		29.4	0.2

Mexico Long Distance Service Business
Income Statements
[ millions of Mexican constant pesos as of March, 2006 ]
					%
		1Q 2006		1Q 2005	Inc.
Revenues
Domestic long distance	Ps.	4,082	Ps.	4,119	(0.9)
International long distance		2,152		2,204	(2.4)
Total		6,234		6,323	(1.4)

Costs and expenses
Cost of sales and services		1,409		1,372	2.7
Commercial, administrative and general		1,299		1,292	0.5
Interconnection to the local network		912		940	(3.0)
Depreciation and amortization		598		691	(13.5)
Total		4,218		4,295	(1.8)

Operating income	Ps.	2,016	Ps.	2,028	(0.6)

EBITDA (1)	Ps.	2,614	Ps.	2,719	(3.9)

EBITDA margin (%)		41.9		43.0	(1.1)
Operating margin (%)		32.3		32.1	0.2

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

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S 87 OTHERS

In this item there are included the inventories for construction that at March 2006 and 2005 rose $2,217,305 and $2,464,041, respectively. They are used for the operation of the telephone plant and are valued by the average cost method and are updated based on the specific index method, without exceeding their market value.

S 84 ACTIVOS INTANGIBLES POR OBLIGACIONES LABORALES

In this item it is included the projected net asset accordingly with Bulletin D-3 Labor Obligations issued by the Mexican Institute of Public Accountants.

PROJECTED NET ASSETS (D-3)

At March 31, 2006 and 2005, the market value of the established pensions and seniority premium fund was greater than the Accumulated Benefit Obligation (ABO) in Mexico, and pursuant to Bulletin D-3 Labor Obligations issued by the Mexican Institute of Public Accountants, it is not recognized neither any additional liability nor the related intangible asset and effect of labor obligation on stockholders' equity. As a result of the foregoing, the balance sheet presents a projected net asset.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The supplier's credits are reclassified to bank loans because in the Balance Sheet of the Mexican Stock Exchange's System "EMISNET", long-term opening to supplier's does not exist.

On October 20, 2005, TELMEX signed an agreement to restructure the syndicated bank loan issued on July 15, 2004 for 2.425 billion dollars to improve the credit conditions and increase the total amount to 2.5 billion dollars in two tranches, the first one for 1.5 billion dollars due in four years and the second one for 1 billion dollars due in six years.

S 24 AND S 29 STOCK MARKET LOANS

During 2001, TELMEX issued senior notes for U.S.$1.5 billion, maturing in 2006 and bearing 8.25% annual; interest payable semi-annually. From January to December, 2005, TELMEX repurchased in the market a portion of these senior notes in the amount of U.S. $431.6 million (nominal value). The difference between the repurchase price and the nominal value of the bonds is U.S.$ 15.6 million. On January 26, 2006, Telmex paid the outstanding balance that amounted U.S.$1,068.4 million.

On November 19, 2003 TELMEX issued a bond for U.S.$ 1.0 billion due 2008, with an annual; interest of 4.5%. Interest will be paid every six months.

On January 27, 2005 TELMEX placed senior notes in aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each, the first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interest will be paid every six months. On February 22, 2005 there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 and U.S. $800 million, respectively.

On January 31, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion, maturing in 2016 and bearing interest at 8.75%. Interest will be paid every six months.

S 26 OTHER CURRENT LIABILITIES

At March 31, 2006 and 2005, this item rose to Ps. 27,808,039 and Ps. 29,058,569 respectively and is comprised by the following concepts:

	2006	2005
Accounts payable	Ps. 15,965,375	Ps 17,490,790
Accrued liabilities	9,863,323	9,509,023
Deferred credits	1,979,341	2,058,756

Short-term deferred credits consist of not accrued accounts receivable and advanced payments from customers and others.

S 29 STOCK MARKET LOANS (LONG-TERM)

At March 31, 2006 and 2005, this item rose to $ 39,565,250 and $ 40,280,120, respectively and is comprised by the following:

	2006	2005
Domestic Senior Notes	Ps 4,950,000	Ps. 7,059,360
Bonds	34,615,250	33,220,760

S 32 OTHER LIABILITIES

At March 31, 2006 and 2005, this item rose to Ps. 2,041,846 and Ps. 1,847,652, respectively, that corresponds to Embratel's labor obligations, as well as the actuarial obligations for labor termination of TELMEX in the amount of Ps. 140,831 at March 31, 2006, based on the requirements of Bulletin D-3 Labor Obligations.

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

In March 30, 2006 the Ordinary Shareholders Meeting approved to increase in Ps. 15 billion (face value), the amount authorized to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. $ 15,215,538 (face value).

From January to March 2006, the Company acquired 596.9 million Series L shares for Ps 7,423,688 (historical cost of Ps. 7,412,365) and 1.9 million Series A shares for Ps. 25,319 (historical cost of Ps. 25,251).

From January to March 2005, the Company acquired 316.8 million Series L shares for Ps. 3,495,862 (historical cost of Ps. 3,364,111) and 0.7 million Series A shares for Ps. 7,749 (historical cost of Ps. 7,453).

For comparative purposes, there was applied retroactively a two-for-one stock split effect, as approved by the Extraordinary Shareholders Meeting as of April 28, 2005 and effective as of May 25, 2005, to the shares acquired during the 1st Quarter 2005.

The Company's repurchased shares are applied to unappropiated retained earnings in the amount the corresponding shares purchased exceeded capital stock.

S 73 PENSION FUND AND SENIORITY PREMIUMS

The Company grants pensions and seniority premiums that are established in defined pension plans that cover substantially all employees in Mexico.

Pension benefits are determined on the basis of compensation to employees in their final year employment, their seniority, and their age at the time of retirement.

The Company established an irrevocable trust fund to cover the payment of these obligations and has the policy of making annual contributions to such fund. These contributions are deductible for Mexican corporate income tax purposes. During the period comprised from January to March 2006, there has not been contributions to the trust fund.

The transition liability, past services and variations in assumptions are being amortized over a period of twelve years, that is the estimated average remaining working-life of the Company's employees.

S49 GOODWILL

The increase of Ps. 1,099,202 is mainly due to the goodwill for the acquisition of 100% of Primesys Solucoes Empresarias, S.A. in November 2005 and for the acquisition of 13% of 2Wire, Inc. in January 2006.

S77 OUTSTANDING SHARES

It considers the retroactive effect of the 2 for 1 stock split that was resolved by the Extraordinary Shareholders Meeting held on April 28, 2005 that was carried out on May 25, 2005.

COMPREHENSIVE INCOME

At March 31, 2006 and 2005 this item rose to Ps. 12,336,966 and Ps. 6,927,588, respectively by the application of Bulletin B-4 comprehensive income; and is comprised by the following:

	2006	2005
Net income for the period	Ps. 7,895,807	Ps. 6,947,999
Result from holding non-monetary assets, net of deferred taxes	280,158	(1,607,622)
Fair value effect in Swaps, net of deferred taxes	60,422	412,110
Effect of instruments available for sale	0	1,054,342
Conversion effect	4,100,579	120,759

Comprehensive Income	12,336,966	6,927,588

NOTES TO CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

C 39 OTHER ITEMS

Includes inventories for operation of the telephone plant, marketable securities and instruments available for sale, deferred assets, as well as decreases of fixed assets.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

The SIFI/ICS system automatically calculates the inventory turnover rate-cost by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), fact that affects the actual turnover.

COMPANY'S ACTIVITIES

A.- RECLASIFICATIONS

Some of the figures of the 2005 financial statements have been reclassified to conform the presentation with the same used in the 2006 year.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Consertel, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	662,482	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	89,034,600	99.99
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Telmex International, Inc.	Holding Company in the U S A.	1,000	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	167,691,377	100.00
Uninet, S.A. de C.V.	Data transmission services	67,559,615	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	6,360,624,600	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Teninver, S.A. de C.V.	Managment of yellow pages	9,912,982	100.00
Telcoser, S.A. de C.V.	Investments in all types of businesses	24,842,315	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Metrored Holdings S. R. L.	Telecommunications services	12,000	100.00
Telmex Chile Holding S.A.	Telecommunications services	122,525,375,257	100.00
Telmex Colombia S. A.	Telecommunications services	176,669,199	100.00
Telmex Perú S. A.	Telecommunications services	3,862,055	100.00
Embratel Participações, S.A.	Telecommunications services	715,018,262,899	72.31

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	403,443
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	107,618
TM & MS, LLC	Internet portal (T1MSN)	1	50.00	29,621	31,558
Net Serviços de Comunicação, S.A.	Cable TV operator	1,466,390,025	37.11	3,656,996	404,881
Eidon Software, S.A. de C.V.	Cable TV operator	35,567,911	22.74	35,568	46,452
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	51,367
TOTAL INVESTMENT IN ASSOCIATES				4,960,743	1,045,319
OTHER PERMANENT INVESTMENTS					6,986
T O T A L				4,960,743	1,052,305

The number of shares in our affiliate company Net Serviços de Comunicação S.A. is 1,466,390,025. The 37.11 % corresponds to the percentage held directly by Embratel Participações, S.A. in Net Serviços de Comunicação, S.A., therefore, the TELMEX's indirect effective holding in Net is 26.83%.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
			Time Interval						Time Interval
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
BANAMEX, S.A. (1)	26/06/2006	6.02	0	0	0	0	0	0	75,835	0	0	0	0	0
BANK OF AMERICA (1)	14/04/2006	5.39	0	0	0	0	0	0	20,229	0	0	0	0	0
BBV ARGENTARIA S.A. (1)	22/12/2007	5.89	0	0	0	0	0	0	176,160	0	176,160	0	0	0
BBVA BANCOMER (1)	10/10/2006	6.04	0	0	0	0	0	0	95,767	0	0	0	0	0
BCO SANTANDER CH NY (1)	22/12/2009	5.34	0	0	0	0	0	0	30,944	0	30,944	6,072	2,980	0
DEXIA BANK (1)	31/12/2014	6.14	0	0	0	0	0	0	270,985	0	270,985	194,335	194,335	246,624
EXPORT DEVELOPMENT C. (1)	22/04/2009	5.69	0	0	0	0	0	0	195,660	13,518	42,478	17,601	5,734	0
JAPAN BANK INT. COOP. (1)	10/10/2011	6.02	0	0	0	0	0	0	938,676	0	938,676	938,676	938,676	1,877,220
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	12,385	7,255	19,640	19,640	19,640	161,531
SOCIETE GENERALE PARIS (1)	14/05/2007	5.89	0	0	0	0	0	0	844	0	15	0	0	0
VARIAS INSTITUCIONES (1) Y (6)	30/11/2013	6.34	0	0	0	0	0	0	540,958	62,199	1,648,823	495,076	384,714	684,578
VARIAS INSTITUCIONES (2)	01/07/2027	7.71	0	0	0	0	0	0	842,331	106,430	2,762,955	196,924	146,669	224,042
SECURED DEBT
COMMERCIAL BANK
BBVA BANCOMER (3)	26/02/2007	7.58	0	800,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	21/05/2007	7.82	0	0	500,000	0	0	0	0	0	0	0	0	0
CITIBANK, N.A. (1)	27/10/2009	5.44	0	0	0	0	0	0	0	0	0	0	16,426,500	0
CITIBANK, N.A. (1)	27/10/2011	5.57	0	0	0	0	0	0	0	0	0	0	0	10,951,000
OTHER
TOTAL BANKS			0	800,000	500,000	0	0	0	3,200,774	189,402	5,890,676	1,868,324	18,119,248	14,144,995

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TLMX 02 (5)	09/02/2007	8.34	0	1,650,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TLMX 01, 02-3-4(2)	31/05/2012	11.05	0	0	1,000,000	0	400,000	300,000	0	0	0	0	0	0
CERT. BURSAT TLMX 01-2(5)	26/10/2007	8.44	0	0	3,250,000	0	0	0	0	0	0	0	0	0
4 1/2 SENIOR NOTES (2)	19/11/2008	4.50	0	0	0	0	0	0	0	0	0	10,951,000	0	0
5 1/2 SENIOR NOTES (2)	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	8,760,800
4 3/4 SENIOR NOTES (2)	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	0	10,403,450	0
8 3/4 SENIOR NOTES PESOS (2)	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE			0	1,650,000	4,250,000	0	400,000	4,800,000	0	0	0	10,951,000	10,403,450	8,760,800

SUPPLIERS
TOTAL SUPPLIERS

OTHER CURRENT LIABILITIES AND OTHER CREDITS
S26 OTHER CURRENT LIABILITIES AND OTHER CREDITS			27,808,039	0	0	0	0	0	0	0	0	0	0	0

TOTAL			27,808,039	2,450,000	4,750,000	0	400,000	4,800,000	3,200,774	189,402	5,890,676	12,819,324	28,522,698	22,905,795

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin
  CETES plus margin
  Local rate plus margin

B.- The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 5.1400 at March 31, 2006
  TIIE at 28 days is equivalent to 7.5750 at March 31, 2006
  TIIE at 91 days is equivalent to 7.7400 at March 31, 2006
  CETES at 182 days is equivalent to 7.5400 at March 30, 2006

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at March 31, 2006 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	6,608,313	10.95
EURO (EUR)	46,610	13.27

E.- There are other liabilities in foreign currency for an equivalent amount of P. 582,467 thousand pesos.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS		THOUSAND DOLLARS		THOUSAND PESOS
MONETARY ASSETS	330,137	3,615,334	1,269,696	13,904,438	17,519,772

LIABILITIES	6,747,865	73,895,876	1,227,515	13,442,523	87,338,399
SHORT-TERM LIABILITIES	416,046	4,556,126	1,154,577	12,643,776	17,199,902
LONG-TERM LIABILITIES	6,331,819	69,339,750	72,938	798,747	70,138,497

NET BALANCE	(6,417,728)	(70,280,542)	42,181	461,915	(69,818,627)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.95
EURO	13.27
CHILEAN PESO	0.02
ARGENTINEAN PESO	3.56
BRAZILIAN REAL	5.04
PERUVIAN SOL	3.29
COLOMBIAN PESO	0.0047

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSETS (LIABILITIES) MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT ASSET (LIABILITIES)

JANUARY	40,981,782	117,480,112	(76,498,330)	0.59	(451,340)
FEBRUARY	31,431,515	107,548,219	(76,116,704)	0.25	(190,292)
MARCH	33,489,363	108,273,970	(74,784,607)	0.10	(74,785)
RESTATEMENT	0	0	0	0.00	0
CAPITALIZATION	0	0	0	0.00	(1,770)
FOREIGN CORP.	0	0	0	0.00	45,570
OTHER	0	0	0	0.00	73,164
TOTAL					(599,453)

NOTE:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Restrictions:

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have ocurred as long as Carso Global Telecom, S.A. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At March 31, 2006, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	13,735,943	0.0
LONG DISTANCE SERVICE	0	5,898,104	0.0
INTERCONNECTION	0	3,922,451	0.0
CORPORATE NETWORKS	0	2,583,029	0.0
INTERNET	0	2,154,980	0.0
OTHERS	0	1,185,385	0.0
FOREIGN SALES
NET SETTLEMENT	0	937,407	0
LOCAL SERVICE	0	984,826	0
LONG DISTANCE SERVICE	0	6,273,266	0
INTERCONNECTION	0	196,891	0
CORPORATE NETWORKS	0	2,283,881	0
INTERNET	0	905,263	0
OTHERS	0	494,087	0
TOTAL		41,555,513

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	892,736
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	44,671
LOCAL SERVICE	0	984,826
LONG DISTANCE SERVICE	0	6,273,266
INTERCONNECTION	0	196,891
CORPORATE NETWORKS	0	2,283,881
INTERNET	0	905,263
OTHERS	0	494,087
TOTAL		12,075,621
NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.01250	0	471,441,102	0	0	471,441,102	5,893	0
AA	0.01250	0	8,114,596,082	0	8,114,596,082	0	101,432	0
L	0.01250	0	12,860,228,086	0	0	12,860,228,086	160,753	0
TOTAL			21,446,265,270	0	8,114,596,082	13,331,669,188	268,078	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							21,446,265,270

Notes:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos			Budget 2006	% of Advance
	1st. Quarter 06 Jan-March	% of Advance	Amount used 2006

DATA	528,722	12.9	528,722	4,093,975	12.9
INTERNAL PLANT	123,091	8.2	123,091	1,502,433	8.2
OUTSIDE PLANT	358,903	11.4	358,903	3,134,896	11.4
TRANSMISSION NETWORK	31,697	1.4	31,697	2,233,687	1.4
SYSTEMS	33,436	4.8	33,436	699,445	4.8
OTHERS	385,763	7.2	385,763	5,358,297	7.2

TOTAL INVESTMENT TELMEX MEXICO	1,461,612	8.6	1,461,612	17,022,733	8.6

LATINOAMERICA	361,673	18.1	361,673	2,003,691	18.1
EMBRATEL	1,773,856	25.9	1,773,856	6,859,449	25.9

TOTAL INVESTMENT	3,597,141	13.9	3,597,141	25,885,873	13.9

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

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Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries located abroad were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles generally accepted in Mexico.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were not eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 55 46 15 46 57 05 00 39

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

SUBDIRECTOR OF FINANCE

C.P. EDUARDO ROSENDO GIRARD

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 95

52 50 80 54

erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

INVESTORS RELATIONS MANAGER

ING. RUY ECHAVARRIA AYUSO

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

rechavar@telmex.com & ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS MANAGER ING. RUY ECHAVARRIA AYUSO PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC 06599 MEXICO, D.F. 57 03 39 90 55 45 55 50 ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE SUBDIRECTOR OF FINANCE C.P. EDUARDO ROSENDO GIRARD PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 53 95 52 50 80 54 erosendo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICEPRESIDENT	ING.	JAIME	CHICO	PARDO
VICEPRESIDENT	C.P.	JUAN ANTONIO	PEREZ	SIMON

HONORARY BOARD MEMBER	ING.	CARLOS	SLIM	HELU
BOARD PROPIETORS	SR.	EMILIO	AZCARRAGA	JEAN
BOARD PROPIETORS	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	MTRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	SR.	ROMULO	O FARRIL JR.
BOARD PROPIETORS	LIC.	FERNANDO	SENDEROS	MESTRE
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	SR.	RICHARD	P.	RESNICK
BOARD PROPIETORS	SR.	ROBERT	L.	HENRICHS
BOARD PROPIETORS	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS	LIC.	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES	SRA.	ANGELES	ESPINOSA	YGLESIAS
BOARD ALTERNATES	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES	SR.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD ALTERNATES	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	FERNANDO	SOLANA	MORALES
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES	ING.	BERNARDO	QUINTANA	ISAAC
BOARD ALTERNATES	C.P.	FRANCISCO	MEDINA	CHAVEZ

STATUTORY AUDITOR	C.P.C.	ALBERTO	TIBURCIO	CELORIO

ALTERNATE STATUTORY AUDITOR	C.P.C.	FERNANDO	ESPINOSA	LOPEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2005.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - First Quarter 2006.